9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

September 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq. Heather Percival, Esq.
Re:	Aethlon Medical, Inc. Registration Statement on Form S-1 File No. 333-219589 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Mancuso and Ms. Percival:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aethlon Medical, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-219589), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on September 29, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms.Kahn at (516) 217-6379.

Very truly yours,

AETHLON MEDICAL, INC.

/s/ James B. Frakes
James B. Frakes
Chief Financial Officer